Filed by Spansion Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spansion Inc.

Commission File No.: 001-34747

Merger with Cypress December 1, 2014

© 2014 Spansion  CONFIDENTIAL
Today’s News – Why it Makes Sense
A “merger of equals”
Profitable with more than $2 billion in revenues. $300m+ in R&D.
Broad-line Memory Portfolio – NOR, NAND, SRAM, FRAM, nvRAM
Both companies well positioned in microcontrollers – PSoC, ARM MCU
Complimentary products – Timing, Connectivity, Systems Solutions
Complimentary customer base. Doubles our position at many accounts.
Significant manufacturing synergies. Lowers cost of goods.
Combined company will be stronger than either company individually
Customers will benefit from the greater scale, more resources and enhanced product portfolio
Similar values and heritage

© 2014 Spansion  CONFIDENTIAL
Spansion Journey
2003
Spansion formed
2005
Spansion IPO
2014
More than 10 product families
introduced across Flash, MCU,
Analog
2013
Spansion acquires Fujitsu’s
Analog /
MCU business
2010
Spansion relists on NYSE
Spansion emerges
from Chapter 11
1993
JV between
AMD and
Fujitsu
2015
Cypress merger

© 2014 Spansion  CONFIDENTIAL
Bold Moves Spansion Team Has Made Together
May – Reorganization
November – First 2Gb NOR
December – ISO Automotive Manufacturing System Leadership
2010
March – Red Cross Earthquake donation and extraordinary efforts dealing with customers during earthquake
May – SMIC 45nm
June – Samsung settlement, cross license
August – First 4Gb NOR
2011
2012
XMC 32nm, technology licensing
UMC Technology development / licensing
Fujitsu analog and microcontroller addition
Flexible MCUs for Iot MCU for Industrial, ARM  license
Dual Quad SPI, High Performance 1.8V NOR, Dahua best supplier
2013
April – SK Hynix Partnership
May – 5-year NAND roadmap for embedded
June – First voice PSS, sets stage for future systems solution
November – First 8Gb NOR at 45nm
2014
HyperFlash™ memory
HyperRAM and ISSI
3D NAND
Traveo Automotive (3)
Energy Harvesting
Intelligent LED, DC-DC PMIC
96 new Flexible MCUs (FM)
e.MMC
Auto Grade 125C Flash

© 2014 Spansion  CONFIDENTIAL
Senior Leadership Team
T.J. Rodgers is CEO
Company leadership: Best-of-Breed
John Kispert is a member of the merged company’s
board of directors. BoD comprised of Cypress
and Spansion Boards.  Ray Bingham is non-executive
chairman.

© 2014 Spansion  CONFIDENTIAL
Reasons for Mergers
SRAM, FRAM, nvSRAM
PSoCs, USB
HMI (Trutouch, Captouch)
Timing
CSP packaging
Flash (NOR & NAND)
MMIC and Automotive MCU
PMIC, timing, interconnect
Systems solutions
Software
Complimentary Markets
and Products
Fab 25
Low cost CMOS wafers
Embedded Flash technology
High-volume assembly
Mutli-die packaging
Advanced 300mm foundires
High volume package
/
test
Manufacturing
Excellence
Minnesota Fab
65nm CMOS technology
Auto line assembly
World-class cycle times
Foundries to expand portfolio
Standard zero defects
99% on-time delivery
2 ppm quality
Commitment to Customer
Service and Quality
Zero tolerance for customer-
perceived problems
Preferred auto supplier
24 of top 25

© 2014 Spansion  CONFIDENTIAL
Product Synergies for IoT
Embedded Devices Require:
Processing   • Connectivity  • Sensors   • Analog   • Memory
Connected
Car
Industrial
Control
Medical
Monitors
Imagine!
Smart
Phones
Home
Entertainment
Smart
Meter
SoC
Analog Touch
NAND NOR SRAM NVRAM
Connectivity
MCU
Software
Ecosystem
Smart
Homes
Wearables

8 © 2014 Spansion INTERNET of THINGS Market Synergies for IoT Mobile 8 © 2014 Spansion Consumer Industrial Communications

ALPINE
LG
BECKER
Continental
DELPHI
DENSO
BOSCH
YAZAKI
Pioneer
Visteon
ALPS

L
R

Increased Penetration of Existing Automotive Market
Solid Business Foundation for Embedded and PSoC Solutions
Intelligent monitoring and control systems
for automotive with integrated microcontrollers
Sophisticated Microcontrollers
Worldwide leader in capacitive touch technology
expanding rapidly into automotive market
Touchscreen Controllers
EV/
HV
(motor control)
EV/
HV (power
supply control)
EPS Systems
CLUSTER & INFOTAINMENT
Touch / touchscreen controllers
Infotainment and GPS Systems
Voice recognition
Instrument clusters
USB integration
Battery
Management
BODY
HVAC
Interior Lighting
Power Seat
Rotary Switch
Body Control Modules
CONTROL
Mirror control
Door control
CHASSIS
Electric Power Steering
Steering Angle Sensors
ABS
POWERTRAIN
ENERGY MANAGEMENT

© 2014 Spansion  CONFIDENTIAL
Major Automotive
Customers & OEMs

$19.0B
$7.0B
Deepens Product Suite to Address $35Bn Opportunity
Embedded
SOC
Analog
Memory
Controllers
Licensing
Microcontrollers
PSoC
Fingerprint and Touch
Flash (NOR, NAND)
SRAM (Sync, Async, NV)
FRAM
Power Management Solutions
LEDs
Application-specific Solutions
Embedded Flash
Integrated MCUs
Integrated Connectivity
(USB 3.0, BLE)
Complementary IP Portfolios
$7.0B
$5.0B
$0.5B

© 2014 Spansion  CONFIDENTIAL
Wide range of embedded
SoC and PSoC solutions
Broad portfolio of
microcontrollers, high
performance memory,
analog, connectivity
and human machine
interface products

AISIN
Nikon
HELLA
Pace
NIPPON SEIKI
technicolor
DELPHI
MAGNETI MARELLI
Pioneer
ALPINE
YAZAKI
Visteon
HUAWEI
CISCO
SONY
Canon
SAMSUNG
ZTE中兴
Panasonic
MITSUBISHI
Continental
FUJITSU
LG
BOSCH
SIEMENS
HITACHI
hp
HYUNDAI
MOTOROLA
NEC
ALPS
DENSO
HARMAN/BECKER
amazon
IBM
KONE
Paragon SOFTWARE GROUP
DELL
JUNIPER NETWORKS
Google

11 © 2014 Spansion CONFIDENTIAL Shared Strategic Accounts Flash MCU Key Accounts Cypress Key Accounts Cross-selling is an obvious, easy win Significant Cross Selling Opportunity Between Customers

ARM Cortex

UMC

ARM Cortex

FUJITSU

UMC

XMC

SPANSION

SK hynix

UMC

宏力 GRACE SEMICONDUCTOR

Texas Instruments

FUJITSU

TowerJazz

© 2014 Spansion  CONFIDENTIAL
Technology Strategy – Spansion Fab & Partners
PMIC
2013 2016
.380um /
.180um 90nm
Power Management
Energy Harvesting
ANALOG
PSOC
M0
2010 2015
130nm                          55nm
SONOS                         SONOS
Proprietary Core
MCU
R-Series
M-Series
2010 2014 2015 2017
90nm 55nm 40nm 28nm
FG FG eCT eCT
Proprietary Core
Embedded Flash
8Gb PNOR
45nm
1Gb SPI
SRAM
FRAM
NOR, FG, MB
3D-NAND
SLC, MLC
NAND
2013   2016
65nm, 45nm 32nm
2013 2015
41nm, 32nm 1Xnm
MEMORY
eCT
2014 2016
40nm 28nm
SRAM
2012 2015
65nm 55nm
2006 2010
180nm 130nm
FRAM

SUNNYVALE, CA
AUSTIN, TX
LANGEN & MUNICH, GERMANY
NETANYA, ISRAEL
TOKYO, JAPAN
HONGKONG, CHENGDU, CHINA
BANGKOK, THAILAND
PENANG, MALAYSIA

SPANSION

Combined Worldwide Coverage
Design Centers
of Excellence
Langen & Munich, Germany
Sunnyvale, California
Tokyo, Japan
Penang, Malaysia
Netanya, Israel
Dedicated Automotive
Field Support
Detroit, Michigan
Indianapolis, Indiana
Milan, Italy
Munich, Germany
Paris, France
Shanghai, China
Chengdu, China
Seoul, Korea
Sunnyvale, California
Tokyo, Japan
Spansion Operations
& Manufacturing
All sites are
ISO/TS certified
HONG KONG,
CHENGDU, CHINA
SUNNYVALE, CA
MINNESOTA
LANGEN & MUNICH,
GERMANY
TOKYO,
JAPAN
PENANG, MALAYSIA
BANGALORE, INDIA
PHILIPPINES
BANGKOK, THAILAND
SHANGHAI, CHINA
NETANYA, ISRAEL

© 2014 Spansion  CONFIDENTIAL
SAN JOSE
AUSTIN, TX

XMC

SK hynix

FUJITSU

UMC

ChipMOS

J DEVICES

SPANSION

© 2014 Spansion  CONFIDENTIAL
Foundry Partners Final Manufacturing
Manufacturing Strategy:  Well-balanced Asset-Lite Infrastructure
Spansion FAB
SPANSION NOR
65 / 45 / 32 nm
SPANSION NAND
41/ 32 nm
MCU/ ANALOG
180 / 90 / 55 nm
(650nm, 350nm, 250nm)
SPANSION eCT™
40 nm
Strategy supports high quality, product longevity, efficient technology investment for Analog, MCU, NOR and NAND
Spansion Austin
Wholly-owned
Spansion Fab,
Austin, USA
65nm in mass
production
Sustaining
110nm, 90nm for
long lifecycle
customers
Major Assembly
Partners
Scalable Capacity on
Critical Packages
Spansion Bangkok

GRACE SEMICONDUCTOR

UMC

TEXAS INSTRUMENTS

tsmc

μ μ

ASE GROUP

SPANSION

Manufacturing Strategy – Cypress
Cypress, Minnesota
Wholly-owned
Cypress Fab,
Minnesota, USA
90nm in mass
production
Sustaining
0.35 micron to
130 nm in
production
Cypress, Minnesota
Cypress FAB
Cypress SRAM
and eNVM
65 / 45 / 32 nm
Logic/
eNVM
130 / 65 nm
FRAM
130 nm
Logic
0.5 m / 0.35 m
Foundry Partners
Cypress Manila
Low cycle time
Autoline Capability
Major Assembly
Partners
J-CET

© 2014 Spansion  CONFIDENTIAL
Final Manufacturing

© 2014 Spansion  CONFIDENTIAL
Q&A
What is the timeline?
Where is HQ?
What is Company Name?
What are shared values/culture?
What is impact to Spansion stock?
When can we meet with our colleagues at Cypress?
Employee benefits
Manufacturing
What is the product strategy/roadmap
?
?
?

© 2014 Spansion  CONFIDENTIAL
Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the “safe harbor”
provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between Cypress and Spansion. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-
looking statements. These forward-looking statements include statements about future financial and operating results; benefits of the transaction to customers, stockholders and employees; potential synergies and cost savings; the ability of the combined company to drive growth and expand customer and partner relationships; and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Cypress or Spansion stockholders to approve the proposed merger; failure to achieve regulatory approval; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; and other factors, including those set forth in the most current Form 10-K, Form 10-Q and 8-K reports filed by Cypress and
Spansion with the Securities and Exchange Commission (the “SEC”). All forward-looking statements are based on management's estimates, projections and assumptions as of the date hereof, and Cypress and
Spansion are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.
No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

© 2014 Spansion  CONFIDENTIAL
Forward-Looking Statements
Additional Information and Where to Find It – In connection with the proposed merger, Cypress intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Cypress common stock to be issued in the merger, and Cypress and Spansion intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS
AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY
STATEMENT
/
PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC
CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT CYPRESS, SPANSION, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement
/
prospectus
(when they are available) and any other documents filed by Cypress and Spansion with the SEC at the SEC’s website at
www.sec.gov.
They may also be obtained for free by contacting Cypress Investor Relations at http://investors.cypress.com/contactus.cfm or by telephone at (408) 943-2656 or by contacting Spansion
Investor Relations at investor.relations@spansion.com or by telephone at (408) 962-2500. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.
Participants in the Solicitation – Each of Spansion and Cypress and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Cypress or Spansion security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement
/
prospectus when filed with the SEC. Information regarding Spansion’s executive officers and directors is included in Spansion’s Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 18, 2014, and its Current Report on Form 8-K, filed with the SEC on August 19, 2014, and information regarding Cypress’
executive officers and directors is included in Cypress’ Proxy Statement for its 2014 Annual Meeting of
Stockholders, filed with the SEC on March 28, 2014 and its Current Report on Form 8-K, filed with the SEC on
April 2, 2014. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of Cypress and Spansion have interests in the transaction that may differ from the interests of
Cypress and Spansion stockholders generally. These interests will be described in the joint proxy statement
/
prospectus when it becomes available.

www.spansion.com
Spansion ® , the Spansion logo, MirrorBit ® , MirrorBit ® Eclipse™ and combinations thereof are trademarks and registered trademarks of Spansion LLC in the United States and other countries. Other names used are for informational purposes only and may be trademarks of their respective owners.
This document is for informational purposes only and subject to change without notice. Spansion does not represent that it is complete, accurate or up-to-date; it is provided “AS IS.” To the maximum extent permitted by law, Spansion disclaims any liability for loss or damages arising from use of or reliance on this document.